UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                    SEC FILE NUMBER: 001-10927
                                                    CUSIP NUMBER:    829205-10-3


(Check One):   |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
               |_|  Form N-SAR

               For Period Ended: December 31, 2002

               |_|  Transition Report on Form 10-K
               |_|  Transition Report on Form 20-F
               |_|  Transition Report on Form 11-K
               |_|  Transition Report on Form 10-Q
               |_|  Transition Report on Form N-SAR

               For  the Transition Period Ended: ____________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable



PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Simtrol, Inc.

Former Names if Applicable:    Fi Tek III, Inc.
                               VSI Enterprises, Inc.


Address of Principal Executive Office:  2200 Norcross Parkway, Suite 255
                                        Norcross, GA 30071

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

  X     (a)      The reasons  described in  reasonable  detail in Part III of
-----            this form could not be  eliminated  without unreasonable effort or expense;

  X     (b)      The subject annual report, semi-annual report, transition
-----            report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form
                 N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

        (c)      The accountant's statement or other exhibit required by Rule
-----            12b-25(c) has been attached if applicable.


PART III - NARRATIVE

     The financial statements of Simtrol, Inc. (the "Company") to be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 are not complete, and as a result, the Company is unable to complete the report by the prescribed filing date without the expenditure of unreasonable effort and expense. The Company plans to file its Form 10-K within fifteen (15) days after the prescribed filing date.



PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

     Stephen Samp, Chief Financial Officer, 678-533-1201

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                    SIGNATURE


     Simtrol, Inc., has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

     Date: March 31, 2003.



                                                  By:   /s/ Stephen Samp
                                                     ---------------------------

                                                        Chief Financial Officer